SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 14, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 14, 2017.

City of Buenos Aires, August 14th 2017

To

Comisión Nacional de Valores

Re. Relevant Event

Please be advised that on August 11th 2017, at 06:00 PM, BANCO MACRO S.A. was given notice of a class action entitled “RED ARGENTINA DE CONSUMIDORES vs. BANCO MACRO S.A. on class action under Act 24240” (Court file #21013255749).

Plaintiff filed summary proceedings seeking a court order directing Banco Macro S.A. to correct the interest rate formula applied to personal loans. In such complaint, Plaintiff specifically requests that (i) Banco Macro S.A. cease the reported conduct for future transactions, and also that all interest on personal loans granted applying the 365-fixed divisor interest rate be recalculated; (ii) customers be reimbursed the relevant amounts paid in excess due to the application of such 360-fixed divisor interest rate; and (iii) a civil fine representing three times the amount of damage caused to each customer be levied against defendant.

The summary action is pending before the Court of First Instance in Civil and Commercial Matters Nº 10 of Rosario.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that is the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 14, 2017

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance Manager